Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings from November 8, 2019 to November 15, 2019

November 8, 2019, Mumbai: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investor from November 08, 2019 to November 15, 2019.

Date	Meetings Scheduled	Type
November 08, 2019	J.P. Morgan	Meeting
November 08, 2019	Bernstein	Call
November 08, 2019	Franklin Templeton, Chennai	Call
November 13, 2019	Axis Mutual Fund	Meeting
November 13, 2019	BNP Paribas Asset Management India Pvt Ltd.	Meeting
November 13, 2019	Daiwa Portfolio Advisory (India) Pvt. Ltd.	Meeting
November 13, 2019	Kotak Mahindra Asset Management Co Ltd	Meeting
November 13, 2019	Matsya Capital	Meeting
November 13, 2019	Nippon India Mutual Fund (P) India	Meeting
November 13, 2019	Sumitomo Mitsui DS Asset Management	Meeting
November 13, 2019	Sumitomo Mitsui Trust Bank	Meeting
November 13, 2019	Thornburg Investment Management Co (P) USA	Meeting
November 13, 2019	Aditya Birla Sunlife Insurance Company Limited	Meeting
November 13, 2019	HDFC Asset Management Co (P) Mumbai	Meeting
November 13, 2019	HSBC Asset Management India Pvt Ltd	Meeting
November 13, 2019	Karma Capital Advisors	Meeting
November 13, 2019	Prusik Investment Management	Meeting
November 13, 2019	UG Investment (P), Taiwan	Meeting
November 13, 2019	William Blair & Company	Meeting
November 13, 2019	JP Morgan Asset Management (P) HK	Meeting
November 13, 2019	Mirae Asset Management	Meeting
November 13, 2019	New Silk Road Investment	Meeting
November 13, 2019	Pinpoint Asset Management	Meeting
November 13, 2019	Putnam Investments	Meeting
November 13, 2019	Regal Funds (P) Singapore	Meeting
November 13, 2019	Sephira Emerging Markets LLP (P) UK	Meeting
November 13, 2019	Teacher Retirement System of Texas (P) USA	Meeting
November 13, 2019	ARGA Investment Management India Pvt Ltd	Meeting
November 13, 2019	Max Life Insurance Company Limited	Meeting
November 13, 2019	Oaktree Capital Management	Meeting
November 13, 2019	Toscafund Asset Management LLP (P) UK	Meeting
November 13, 2019	Blackrock	Meeting
November 15, 2019	Helios CM, Mumbai	Meeting
November 15, 2019	Reliance Life Insurance, Mumbai	Meeting
November 15, 2019	DSP Investment Managers, Mumbai	Meeting
November 15, 2019	ICICI Bank (ICICIBC IN), Mumbai	Meeting

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.